Exhibit 99.10

Bespoke Capital Acquisition Corp. (the ‘‘Corporation’’) has restated its previously reported unaudited interim financial statements for the three and nine months ended September 30, 2020 and all related disclosures to reflect the use of U.S. generally accepted accounting principles. Details of the changes are more fully described in the Corporation’s financial statements and notes thereto for the three and nine months ended September 30, 2020. The unaudited restated interim financial statements and restated management’s discussion and analysis for the three and nine months ended September 30, 2020, replaces and supersedes the respective previously filed original unaudited interim financial statements and related management’s discussion and analysis.

BESPOKE CAPITAL ACQUISITION CORP.

(A SPECIAL PURPOSE ACQUISITION CORPORATION)

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS

SEPTEMBER 30, 2020

(EXPRESSED IN UNITED STATES DOLLARS)

Management’s Discussion and Analysis

General

The following discussion of performance, financial condition and future prospects should be read in conjunction with the financial statements (‘‘Financial Statements’’) of Bespoke Capital Acquisition Corp. (the ‘‘Corporation’’) for the three and nine months ended September 30, 2020 and the accompanying notes thereto. The information contained in this Restated Management’s Discussion and Analysis (‘‘MD&A”) is presented as at November 10, 2020 unless otherwise indicated. The Financial Statements of the Corporation have been prepared by management and are in in accordance with generally accepted in the United States of America (“GAAP”). The Corporation’s financial information is expressed in United States dollars unless otherwise specified. In addition to reviewing this report, readers are encouraged to read the Corporation’s public information filings on SEDAR at www.sedar.com.

Cautionary Statement Regarding Forward-Looking Information

This document may contain ‘‘forward-looking statements’’ (as defined under applicable securities laws). These statements relate to future events or future performance including comments with respect to the Corporation’s objectives and priorities for fiscal year 2020 and beyond, and strategies or further actions with respect to the Corporation, a Qualifying Acquisition (as defined below), the Corporation’s business operations, financial performance and condition. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking statements can be identified by terminology such as ‘‘may’’, ‘‘will’’, ‘‘should’’, ‘‘expect’’, ‘‘plan’’, ‘‘anticipate’’, ‘‘believe’’, ‘‘estimate’’, ‘‘predict’’, ‘‘potential’’, ‘‘continue’’, ‘‘target’’, ‘‘intend’’, ‘‘could’’ or the negative of these terms or other comparable terminology. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and a number of factors could cause actual events or results to differ materially from the results discussed in the forward-looking statements. In evaluating these statements, readers should specifically consider various factors that may cause actual results to differ materially from any forward-looking statement. These factors include, but are not limited to, market and general economic conditions and the risks and uncertainties discussed in the section entitled ‘‘Risk Factors’’ in the Corporation’s annual information form dated March 24, 2020 (the “AIF”). The forward-looking information contained in this MD&A is presented for the purpose of assisting shareholders in understanding business and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes. Forward-looking statements contained in this MD&A are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that the Corporation considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Corporation. Prospective investors are cautioned to consider these and other factors carefully when making decisions with respect to the Corporation and not place undue reliance on forward-looking statements. Circumstances affecting the Corporation may change rapidly. Except as may be expressly required by applicable law, the Corporation does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Nature of Activities

The Corporation is a special purpose acquisition corporation incorporated on July 8, 2019 under the laws of the Province of British Columbia for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a ‘‘Qualifying Acquisition’’). The registered office of the Corporation is located at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC, V7X 1L3, Canada. The Corporation’s head office is located at Third Floor, 115 Park Street, London, United Kingdom, W1K 7AP.

Initial Public Offering

On August 15, 2019, the Corporation completed its initial public offering (the “Offering”) of 35,000,000 Class A restricted voting units (the “Class A Restricted Voting Units”) at $10.00 per Class A Restricted Voting Unit. On September 13, 2019, the underwriters partially exercised their over-allotment option (the "Over-Allotment Option") to purchase an additional 1,000,000 Class A Restricted Voting Units, at a price of $10.00 per unit. As a result of the exercise of the Over-Allotment Option, an aggregate of 36,000,000 Class A Restricted Voting Units have been issued.

Each Class A Restricted Voting Unit was comprised of a Class A restricted voting share (a “Class A Restricted Voting Share”) and one-half of a share purchase warrant (each whole warrant, a “Warrant”). Each whole Warrant entitles the holder to purchase one Class A Restricted Voting Share for a purchase price of $11.50, commencing sixty-five (65) days after the completion of the Qualifying Acquisition and will expire on the day that is five years after the closing date of the Qualifying Acquisition or earlier as further described in the Corporation’s final long form prospectus dated August 8, 2019 (the “Prospectus”).

The Class A Restricted Voting Units commenced trading on August 15, 2019 on the Toronto Stock Exchange (the “Exchange”) under the symbol “BC.V”. and separated into Class A Restricted Voting Shares and the Warrants on September 24th, 2019, under the symbols “BC.U” and “BC.WT.U”, respectively. The Class B shares (the “Class B Shares”) will not be listed prior to the Qualifying Acquisition. Prior to any Qualifying Acquisition, the Class A Restricted Voting Shares may only be redeemed upon certain events. Class A Restricted Voting Shares will be redeemable for a pro-rata portion of the amount then held in the escrow account, net of taxes payable and other prescribed amounts.

The proceeds of $360,000,000 relating to the Class A Restricted Voting Units are held by TSX Trust Company, as “Escrow Agent”, in an escrow account (the “Escrow Account”) at a Canadian chartered bank or subsidiary thereof, in accordance with the escrow agreement. Subject to applicable law, none of the escrow funds in the Escrow Account will be released from the Escrow Account until the earliest of: (i) the closing by the Corporation of a Qualifying Acquisition within the “Permitted Timeline”; (ii) a redemption (on the closing of a Qualifying Acquisition or on an extension of the Permitted Timeline, each as provided in the Prospectus) by holders of, or an automatic redemption of, Class A Restricted Voting Shares; (iii) a Winding-Up. Proceeds held in the escrow account may also be used to satisfy the requirement of the Corporation to pay taxes on the interest or certain other amounts earned on the escrowed funds and for payment of certain expenses.

The escrowed funds are being held to enable the Corporation to (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a Qualifying Acquisition or an extension to the Permitted Timeline, or in the event a Qualifying Acquisition does not occur within the Permitted Timeline), (ii) fund the Qualifying Acquisition with the net proceeds following payment of any such redemptions and deferred underwriting commission, and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses. Such escrowed funds and all amounts earned thereon, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds will also be used to pay (i) the underwriters the portion of the deferred underwriting commission provided in the initial public offering underwriting agreement in an amount equal to $11,700,000 and (ii) the discretionary deferred portion of the underwriting commission to such person(s) as is designated by the Corporation, all in accordance with the terms of the underwriting agreement. The discretionary deferred portion will be payable only at the Corporation’s sole discretion, in whole or in part, and only upon completion of its Qualifying Acquisition, in accordance with the terms of the underwriting agreement.

Consummation of the Qualifying Acquisition will require approval by a majority of the Corporation's directors unrelated to the Qualifying Acquisition.

In connection with the closing of a Qualifying Acquisition within the Permitted Timeline, holders of Class A Restricted Voting Shares will be provided with the opportunity to redeem all or a portion of their Class A Restricted Voting Shares for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account at the time immediately prior to the redemption deposit deadline, including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, and (ii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation, subject to certain limitations as further described in the Prospectus. Each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or other person with whom such holder or affiliate is acting jointly or in concert, will not be permitted to redeem more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding.

If the Corporation is unable to consummate a Qualifying Acquisition within the Permitted Timeline of 18 months from the closing of the Offering (or 21 months from the closing of the Offering if the Corporation has executed a definitive agreement for a Qualifying Acquisition within 18 months from the closing of the Offering but has not completed the Qualifying Acquisition within such 18-month period), the Corporation will be required to redeem each of the outstanding Class A Restricted Voting Shares, for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account, including any interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, (ii) any taxes of the Corporation arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of $50,000 of interest and other amounts earned from the proceeds in the escrow account to pay actual and expected Winding-Up expenses and certain other related costs, each as reasonably determined by the Corporation. The underwriters will have no right to the deferred underwriting commission held in the escrow account in such circumstances.

Such Permitted Timeline, however, could be extended to up to 36 months with shareholder approval of only the holders of Class A Restricted Voting Shares, by ordinary resolution, with approval by the Corporation’s board of directors. If such approvals are obtained, holders of Class A Restricted Voting Shares, irrespective of whether such holders voted for or against, or did not vote on, the extension of the Permitted Timeline, would be permitted to deposit all or a portion of their shares for redemption prior to the second business day before the shareholders’ meeting in respect of the extension.

Selected Quarterly Information

Below is selected information from the statement of net loss and comprehensive loss for the three and nine months ended September 30, 2020.

Condensed Statements of Income

(Expressed in United Stated Dollars)

	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2020
Expenses
General and administrative	$664,966	$1,457,077
Loss from operations	664,966	1,457,077

Other income
Investment income	64,709	2,232,345
(Loss) income before income tax (benefit) expense	(600,257)	775,268

Income tax expense	229,271	429,307

Net (loss) income	$(829,528)	$345,961

Basic and diluted net income per Class A Restricted Voting Share	$0.00	$0.05
Weighted average number of Class A Restricted Voting Shares outstanding (basic and diluted)	36,000,000	36,000,000
Basic and diluted net loss per Class B share	$(0.10)	$(0.14)
Weighted average number of Class B shares outstanding (basic and diluted)	9,000,000	9,000,000

Results of Operations

For the three months ended September 30, 2020, the Corporation realized a net loss of $(829,528), basic and diluted net loss of $(0.10) per Class B Share and net income of $0 per Class A Share. For the nine months ended September 30, 2020, the Corporation realized a net income of $345,961, basic and diluted net loss of $(0.14) per Class B Share and net income of $0.05 per Class A Share.

Interest Income

The funds raised relating to Class A Restricted Voting Units totaling $360,000,000 have been held in cash and cash equivalents in escrow with a Canadian chartered bank. During the three months ended September 30, 2020, the Corporation earned interest income of $64,709. During the nine months ended September 30, 2020, the Corporation earned interest income of $2,232,345. The interest income decreased in the current quarter primarily as a result of low interest rates. The current cash is invested in U.S treasury bills with 1-month terms of investment.

General and Administrative Expenses

General and administrative expenses include costs incurred relating to assessing, negotiating and conducting due diligence on potential Qualifying Acquisitions, as well as general administrative costs of operating the Corporation. A summary of the general and administrative expenses incurred during the three and nine months ended September 30, 2020 are as follows:

	Three months ended September 30, 2020	Nine months ended September 30, 2020
Public company filing and listing costs	$111,959	181,871
Professional fees (marketing, diligence, legal, etc.)	350,968	715,851
Insurance	62,326	173,026
General office expenses (travel, service agreement, phone etc.)	139,713	386,329
	$664,966	1,457,077

Income Taxes

During the three months ended September 30, 2020, the Corporation allocated tax expense of $229,271. During the nine months ended September  30, 2020, the Corporation allocated tax expense of $429,307.

Selected Quarterly Information

Below is selected information from the statement of net loss and comprehensive loss for the three months ended September 30, 2020, March 31, 2020, the three months ended December 31, 2019 and from July 8, 2019 (Date of Incorporation) to September 30, 2019.

Statement of Operations

	For the three months ended September, 30 2020	For the three months ended June, 30 2020	For the three months ended March, 31 2020	For the three months ended December, 31 2019	From July 8, 2019 (Date of Incorporation) to September 30, 2019
Expenses
General and administrative	$664,966	235,209	556,901	569,997	466,788
(Loss) from operations	(664,966)	(235,209)	(556,901)	(569,997)	(466,788)

Other income
Investment income	$64,709	702,596	1,465,040	1,632,001	623,355
(Loss) income before income tax (benefit) expense	(600,257)	467,387	908,139	1,062,004	156,567

Income taxes
Income tax (benefit) expense	229,271	143,999	56,037	193,963	-
Net (loss) income	$(829,528)	323,388	852,102	868,041	156,567

Basic and diluted net income per Class A share	$0.00	0.01	0.03	0.03	0.55

Weighted average number of Class A shares outstanding (basic and diluted)	36,000,000	36,000,000	36,000,000	36,000,000	19,564,706

Basic and diluted net (loss) per Class B share	$(0.10)	(0.02)	(0.02)	(0.04)	(1.97)

Weighted average number of Class B Shares outstanding (basic and diluted)	9,000,000	9,000,000	9,000,000	9,000,000	5,338,971

Liquidity, Capital Resources and Financial Position

	September 30, 2020
	(Unaudited)	December 31, 2019
ASSETS

Current assets
Cash	$2,673,285	$4,182,004
Prepaid expenses	223,060	141,647
Total current assets	2,896,345	4,323,651

Investments held in Trust Account	363,993,680	362,255,356

Total assets	$366,890,025	$366,579,007

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$242,264	$176,738
Due to related party	-	35,737
Income taxes payable	129,230	193,963
Total current liabilities	371,494	406,438

Deferred underwriters' commission	13,500,000	13,500,000

Total liabilities	$13,871,494	$13,906,438

Commitments and Contingencies
Class A Restricted Voting Shares, 36,000,000 shares subject to redemption	$363,276,022	$361,646,410

Stockholders' Equity (Deficiency)
Class A Restricted Voting Shares, 0 shares issued and outstanding (excluding 36,000,000 shares subject to possible redemption)	-	-
Class B Shares, 9,000,000 shares issued and outstanding	25,000	25,000
Additional paid-in capital	-	-
Accumulated deficit	(10,282,491)	(8,998,841)
Total stockholders' deficiency	$(10,257,491)	$(8,973,841)

Total liabilities and stockholders' deficiency	$366,890,025	$366,579,007

The amounts held in trust includes the $360,000,000 funds raised relating to Class A Restricted Voting Units and cumulative interest earned totaling $3,499,660 as of September 30, 2020 net of $494,020 released from the trust account to pay taxes and cumulative interest earned totaling $2,255,356 as of December 31, 2019. In accordance with the terms of the Offering, all amounts raised through the issuance of the Class A Restricted Voting Units were deposited into the escrow account and can only be released upon certain prescribed conditions being met.

The Corporation’s intent is for all or substantially all of the funds held in the escrow account to be used to complete a Qualifying Acquisition, or several Qualifying Acquisitions, which would likely close concurrently. As noted in the Prospectus, the fair market value of any Qualifying Acquisition (or the aggregate fair market value of the Corporation’s combined Qualifying Acquisitions, if there is more than one) must, unless exemptive relief is obtained from the Exchange, not be less than 80% of the assets held in the escrow account at the time the agreement is entered into (excluding the deferred underwriting commission and applicable taxes payable on interest and other amounts earned in the escrow account). If, after redemptions, debt or the Corporation’s capital stock is used as consideration to consummate a Qualifying Acquisition, the remaining proceeds held in the escrow account may be used to fund general ongoing expenses. Such funds could be used in a variety of ways, including continuing or expanding the post-Qualifying Acquisition entity’s operations, for strategic acquisitions by such new entity, for payment of dividends and for marketing, research and development of existing or new products, or for other purposes.

As at September 30, 2020, the Corporation had cash, excluding restricted amounts held in the escrow account, totaling $2,673,285 which is available to fund its ongoing working capital requirements. The Corporation anticipates generating negative cash flows from operating activities on a quarterly basis until a Qualifying Acquisition has been completed and, thereafter cashflow will depend on the nature and success of the Qualifying Acquisition. The expenses relating to ongoing operating activities include professional fees, general and administration expenses related to being a public company, and costs associated with identifying and negotiating a Qualifying Acquisition.

Currently, the Corporation does not expect to raise additional funds to meet its operating expenditures until the consummation of a Qualifying Acquisition. Management expects, but it cannot be assured, that the Corporation will have sufficient funds outside of the escrow account to operate the business.

To the extent that we require additional funding for general ongoing expenses or in connection with our Qualifying Acquisition, the Corporation may seek funding by way of unsecured loans from our sponsor and/or its affiliates, which loans must be on reasonable commercial terms. The lender under the loans would not have recourse against the funds held in the escrow account, and thus the loans will not reduce the value thereof. Such loans will collectively be subject to a maximum aggregate principal amount equal to 10% of the escrowed funds. Such loans may be repayable in cash or be convertible into shares and/or Warrants, however no such repayment or conversion shall occur prior to the closing of the Qualifying Acquisition. The Corporation will not obtain any other form of debt financing except: (i) in the ordinary course for short term trade, accounts payable and general ongoing expenses; or (ii) contemporaneous with, or after, the completion of a Qualifying Acquisition.

Otherwise, the Corporation may seek to raise additional funds through a rights offering in respect of shares available to its shareholders, in accordance with the requirements of applicable securities legislation, and subject to placing the required funds raised in the Escrow Account in accordance with applicable Exchange rules and other conditions as described in the Prospectus.

As of the date of this MD&A the Corporation does not have any off-balance sheet financing arrangements and has not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets. Although the Corporation has commenced the process of identifying potential acquisitions with a view to completing a Qualifying Acquisition, the Corporation has not yet entered into a definitive agreement.

Share Capital

As of the date of this MD&A, the Corporation had 36,000,000 Class A Restricted Voting Shares and 9,000,000 Class B Shares issued and outstanding. In addition, the Corporation had an aggregate of 30,000,000 Warrants issued and outstanding, comprised of 18,000,000 Warrants which formed part of the Class A Restricted Voting Units and 12,000,000 Founders’ Warrants issued to our sponsor.

Related Party Transactions

The Corporation has entered into an administrative services agreement with our sponsor for an initial term of 18 months, subject to possible extension, for office space, utilities and administrative support, which may include payment for services of related parties, for, but not limited to, various administrative, managerial or operational services or to help effect a Qualifying Acquisition. The Corporation has agreed to pay $10,000 per month, plus applicable taxes for such services The Corporation paid the Sponsor $30,000 for the three-months period and $90,000 for the nine-month period ended September 30, 2020 related to these services.

On April 14, 2020, the Corporation also agreed to pay at cost, additional overhead of Bespoke Capital Partners LLC (the entity that indirectly controls our sponsor), until Business Combination is consummated. The Corporation paid the Sponsor $100,531 for the three-month period and $172,347 for the nine-month period ended September 30, 2020 related to these costs.

To September 30, 2020 the Corporation incurred $82,494 and $5,573 for the three-month for out-of-pocket expenses paid on behalf of the Corporation by the Corporation's Chairman, Chief Executive Officer and Directors with respect to activities in pursuit of a Qualifying Acquisition, of which $1,008.23 is included in accounts payable as at September 30, 2020.

Significant Accounting Policies and Critical Accounting Estimates

The accompanying condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). For further information about the accounting policies used by the Corporation, please refer to the Corporation’s financial statements and notes thereto for the three months ended September 30, 2020.

Controls and Procedures

Under their supervision, the Chief Executive Officer and Chief Financial Officer have implemented disclosure controls and procedures and internal controls over financial reporting appropriate for the nature of operations of the Corporation. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Subsequent to the date of the MD&A, the Corporation’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as required by Rule 13a-15(b) of the Exchange Act) and has concluded that certain of the Corporation’s disclosure controls and procedures are not effective as of December 31, 2020 due to the material weaknesses in the internal control over financial reporting as described below.

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Corporation’s design of its internal controls over financial reporting is based on the principles set out in the “Internal Control – Integrated Framework (2013)” issued by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on the assessment under the framework in Internal Control—Integrated Framework (2013), BCAC management concluded that BCAC's internal control over financial reporting was not effective as of December 31, 2020 and December 31, 2019 due to the existence of a material weakness in BCAC's internal controls over complex accounting transactions. A material weakness is a deficiency, or combination of control deficiencies, in internal control that adversely affects the company's ability to initiate, authorize, record, process, or report external financial data reliably in accordance with GAAP such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness related to the restatement of the financial statements from IFRS to GAAP. As part of this restatement, BCAC, together with its outside technical advisors, incorrectly applied GAAP to the accounting for a complex accounting transaction within the equity instruments as part of the restatement to GAAP. This incorrect application of GAAP was subsequently discovered by BCAC's auditors and was adjusted prior to the approval by the audit committee and the board of directors and issuance of the final financial statements for the years ended December 31, 2020 and December 31, 2019. As a result, however, in the course of making the assessment of the effectiveness of internal control over financial reporting, BCAC identified a material weakness in its internal control over financial reporting. The material weakness related to the restatement of the financial statements from IFRS to GAAP, having insufficient technical resources to appropriately evaluate for complex accounting transactions within the equity instruments, and was addressed by BCAC and has not resulted in a material misstatement.

Management of the Corporation has also concluded that notwithstanding the existence of the material weaknesses, the financial statements of the Corporation, present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

Managing Risk

Except as otherwise disclosed in this MD&A and in the Financial Statements, there have been no significant changes to the nature and scope of the risks faced by the Corporation as described in the AIF, which is available on SEDAR at www.sedar.com. These business risks should be considered by interested parties when evaluating the Corporation’s performance and its outlook.